TULLETT PREBON FINANCIAL SERVICES LLC

(SEC I.D. No. 8-43487)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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Filed pursuant to Regulation 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Tullett Prebon Financial Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tullett Prebon Financial Services LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2020

We have served as the Company's auditor since 2003.

TULLETT PREBON FINANCIAL SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019
(Dollars in Thousands)
Assets

Cash	$	46,623
Cash segregated under federal regulations		6,677
Deposits with clearing organizations (cash of $5,668 and U.S. Treasury bills with a fair value of $11,427)		17,095
Securities owned		612
Receivables from brokers or dealers and clearing organizations		28,655
Accounts receivable (net of allowance of $882)		13,207
Goodwill		10,361
Trading memberships		993
Other assets		55
Due from affiliates		5,430
Prepaid expenses		6,494
TOTAL ASSETS	$	136,201

Liabilities and Member's Interest

Liabilities

Accrued personnel costs	$	15,162
Due to affiliates		12,585
Payables to customers		10,528
Payables to brokers or dealers and clearing organizations		7,502
Accounts payable and accrued liabilities		2,714
Current tax payable		2,486
Deferred tax liabilities		1,031
Securities sold, not yet purchased		625
Total liabilities		52,633

Member's Interest

Total member's interest		83,568
TOTAL LIABILITIES AND MEMBER'S INTEREST	$	136,201

See notes to statement of financial condition

TULLETT PREBON FINANCIAL SERVICES LLC

**NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019 (Dollars in Thousands)**

1. ORGANIZATION

Effective June 30, 2019, Tullett Prebon Financial Services LLC's (the "Company") parent Tullett Prebon Americas Corp. ("TPAC") reorganized its ownership structure by transferring its entire ownership interest in the Company and its affiliates to TP ICAP Americas Holdings Inc. ("TPIAHI"). The Company is now wholly owned by TPIAHI. TPIAHI is a wholly owned indirect subsidiary of TP ICAP plc, and therefore the Company is an indirect wholly owned subsidiary of TP ICAP plc.

TP ICAP plc is a public company registered in the United Kingdom that engages principally as an intermediary in global financial, energy and commodity markets. In its intermediary role, TP ICAP plc provides access to dynamic and efficient markets that enhance the flow of capital, energy and commodities around the world.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered introducing broker with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association ("NFA").

The Company acts as an intermediary in the wholesale financial markets. It is engaged primarily as a broker of U.S. government securities, U.S. government agency securities, mortgage-backed securities, municipal bonds, equity securities, corporate bonds and other financial instruments. The Company provides brokerage services in the form of either principal or agency transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation— The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Significant estimates include goodwill, realizability of deferred tax assets and related valuation allowance and allowance for receivables. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

Brokerage Capacities— The Company acts in the capacity of "matched principal" and/or "exchange give-up". When acting in the capacity of "matched principal", the Company acts as a "middleman" or intermediary by serving as the counterparty for identified buyers and sellers in the matching, in whole or in part, reciprocal back-to-back trades. When acting in the "exchange give-up" capacity, the Company connects buyers and sellers and may assist in the negotiation of the price and other material terms of the transaction. At the point at which the parties agree to terms, the Company leaves the buyer and seller to clear and settle through the appropriate market mechanism. The Company routes for execution and/or acts as executing broker for orders in certain securities products, and introduces such transactions to a clearing firm for settlement and clearance on a Delivery versus Payment and Receipt versus Payment ("DVP/RVP") basis. The Company self-clears certain fixed income transactions on a DVP/RVP basis.

TULLETT PREBON FINANCIAL SERVICES LLC

Fees/Commissions—The Company is generally compensated for its role in facilitating and consummating transactions by charging a brokerage fee. In "matched principal" market places, the fee typically takes the form of a markup or markdown which is added to or subtracted from, as the case may be, the agreed-to transaction price. In "exchange give-up" market places and for other transactions the fee will typically take the form of a commission. Commission income is recorded on a trade date basis.

In addition, in certain fixed income markets the Company may when acting in a "matched principal" capacity, earn a profit by buying a financial instrument at one price and simultaneously or shortly thereafter selling it at a higher price (or vice versa), such that the Company receives the benefit of the "spread" on the trade in addition to any markup or markdown it charges.

Unmatched Principal Transactions— The Company may and does from time to time acquire unmatched positions as principal, including, but not limited to, as a result of errors or out trades. The Company, while managing and liquidating such positions, may generate a profit or a loss.

Securities Transactions— Securities transactions are recorded on a trade-date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in receivables from brokers or dealers and clearing organizations on the statement of financial condition as trades pending settlement, net.

Revenue Recognition—The Company provides brokerage services to clients in the form of either principal or agency transactions. The Company earns revenue from principal transactions by engaging in matched principal transactions. In matched principal transactions, the Company simultaneously agrees to buy instruments from one customer and sell them to another customer. Principal transactions revenue is derived from the spread on the buy and sell transactions. Principal transactions revenues and related expenses are recognized on a trade date basis. In addition, the Company also earns commission revenue by acting as an agent on behalf of buyers and sellers. In agency transactions, the Company charges commissions for executing transactions between buyers and sellers. Agency commissions revenue is recognized on a trade date basis as that is when performance obligation is satisfied.

The Company acts as an intermediary in the wholesale financial markets and therefore acts in a matched principal, or agency role. The Company also earns revenue from data sales.

The Company acts as an intermediary in the wholesale financial markets and therefore acts in a matched principal, or agency role. The Company also earns revenue from data sales.

Matched principal transactions - The Company acts as a "middleman" by serving as the counterparty for identified buyers and sellers in matching reciprocal back to back trades. The buyers and sellers in these transactions have agreed to the performance obligation details of price and quantity for the securities being traded. Principal transactions revenue is derived from the spread of the buy and sell transactions. Principal transactions revenue is recognized on a trade date basis once the details of the performance obligation are met and transfer of control of the securities is established between the customers. Principal transaction

revenues are generally paid on settlement date (typically one or two days after trade date), therefore the Company records a receivable between trade date and payment on settlement date.

Agency commissions - The Company acts in an agency capacity, by connecting buyers and sellers. When the buyers and sellers agree to price and other terms of the transaction, the Company's performance obligation is met and it leaves both parties, to clear and settle through the appropriate market mechanism. In agency transactions, the Company charges commission for executing transactions between buyers and sellers. Agency commissions revenue and related expenses are recognized on trade date. The Company accounts for agency commissions on an accrual basis and therefore records a receivable between trade date and payment date (the date customer invoice payments are received).

Other Revenues—The Company earns various revenue at times for maker taker fees, finder fees, rebates and other which are recognized on an accrual basis.

Interest Recognition—The Company recognizes interest income on an accrual basis.

Income Taxes— The Company is included in the consolidated U.S. federal and combined state and local income tax returns of TPIAHI and calculates the provision for income taxes by using a "separate return" method as modified to apply the "benefits-for-loss" approach. Under this approach, the provision for income taxes is computed as if the company filed on a separate tax return basis and is then adjusted to reflect the periodic reimbursement for any tax benefits received or generated by the Company.

The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carryforwards, if in the opinion of management, it is more likely than not that the deferred tax assets will be realized. A valuation allowance is required for any component of net deferred tax assets which does not meet the "more likely than not" criterion for realization and the need for a valuation allowance is assessed on the basis of the Company's projected separate return results modified to apply the benefits-for-loss approach. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the statement of financial condition. Under this method, deferred tax assets and liabilities are determined based on the differences between the statement of financial condition and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax provision during the period that includes the enactment date.

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019 (Dollars in Thousands)

The net deferred tax assets are recorded to the extent the Company believes these assets will more likely than not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

Uncertain tax positions are recorded in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

It is the Company's policy to provide for uncertain tax provisions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by the authorities.

Cash Segregated Under Federal Regulations—The Company is required by SEC regulations to segregate cash to satisfy rules regarding the protection of customer assets.

Deposits with Clearing Organizations—The Company maintains cash and security deposits at various clearing organizations to satisfy initial margin requirements in accordance with its clearing agreements.

Receivables from and Payables to Brokers or Dealers and Clearing Organizations—Receivables from brokers or dealers and clearing organizations include brokerage commissions, net receivables and payables arising from trades pending settlement, fails to deliver, receivables from clearing organizations and other receivables. Payables to brokers or dealers and clearing organizations primarily include fails to receive, payables to clearing organizations and other payables.

An allowance for doubtful accounts is established for receivables from brokers or dealers and clearing organizations that are in excess of one year outstanding or when specific facts warrant the establishment of an allowance for doubtful accounts.

Accounts Receivable—Accounts receivable are the result of brokerage commissions from customers. An allowance for doubtful accounts on receivables is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions charged to income and is reduced by charge-offs. Accounts receivable also include fails to deliver, if any.

Prepaid Expenses—Expense items of a nature which benefit future periods are recorded as prepaid expenses and are amortized over actual periods benefited. Included in prepaid expenses are incentive contract payments ("ICP") to various employees. The ICPs are amortized over the life of the service contract which can range from 1 to 5 years. The ICPs are recorded within Personnel costs on the statement of income.

Goodwill—Goodwill represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Company tests goodwill for impairment on an annual basis and more frequently. when certain events or circumstances exist. Impairment is the condition that exists when the carrying amount of goodwill exceeds its fair value. Impairment is tested at the reporting unit level. If the estimated fair value exceeds the carrying value of the reporting unit, goodwill at the reporting unit level is not impaired. If the estimated fair value is below the carrying value, further analysis is required to determine the amount of impairment. In performing its assessment for impairment of goodwill, the Company is required to make estimates and assumptions in order to determine the fair value of reporting units and projected future

earnings using various valuation techniques. The Company uses its best judgment and information available to it at the time to perform this review.

Trading memberships—The Company owns membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Company carries these restricted shares at cost.

Payables to Customers—Payables to customers include customer balances, fails to receive and soft dollars, if any.

Trading memberships—The Company owns membership shares in the Depository Trust Clearing Corporation ("DTCC"). The membership shares are subject to restriction. The Company carries these restricted shares at cost.

Payables to Customers— Payables to customers include customer balances, fails to receive and soft dollars, if any.

Fair Value—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting guidance for fair value measurements establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices for similar assets in active markets or quoted prices for identical assets in markets that are not considered to be active, or financial instruments for which all significant valuation inputs are observable, either directly or indirectly; and

Level 3   Prices or valuations that require inputs that are both significant to fair value measurement and unobservable

TULLETT PREBON FINANCIAL SERVICES LLC

**NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019 (Dollars in Thousands)**

Management estimates that the carrying value of financial assets and liabilities recognized in the statement of financial condition approximates their fair value. Financial instruments are either reported at fair value or are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

3. CASH

The Company has concentrations in excess of 10% of its total cash at one U.S. financial institution of $40,980. The Company had no cash equivalents as of December 31, 2019.

4. CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $6,677 has been segregated in two special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

5. FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE

At December 31, 2019 the Company's cash of $46,623 is held in demand deposit accounts and therefore considered level 1 asset.

The Company's financial instruments measured at fair value consist of U.S. Treasury bills and are classified within Level 1 of the fair value hierarchy. U.S. Treasury bills are included in Deposits with clearing organizations on the statement of financial condition. The fair value measurement of U.S. Treasury bills is based on quoted market prices in active markets.

The Company's Securities owned and Securities sold, not yet purchased are typically shares of common stock which are measured based on quoted market prices in active markets and therefore are considered Level 1 of the fair value hierarchy.

For the year ended December 31, 2019, there were no reclassifications between levels.

The table below presents the fair value of the Company's financial instruments which are carried at fair value:

Assets:	Level 1	Level 2	Level 3	Total
Deposits with clearing organizations (U.S. Treasury bills)	$ 11,427	-	- $	11,427
Securities owned	612	-	-	612
	$ 12,039	-	- $	12,039

Liabilities:	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased	$ 625	-	- $	625
	$ 625	-	- $	625

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019 (Dollars in Thousands)

6.   FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR VALUE

The Company estimates that the fair value of its remaining financial instruments recognized on the statement of financial condition approximate their carrying value, because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates.

The table below presents the carrying value of the Company's financial instruments which are not carried at fair value. In addition, the table excludes the values of non-financial assets and liabilities:

Assets:	Level 1		Level 2	Level 3		Total
Deposits with clearing organizations (cash)	$ -	$	5,668	-	$	5,668
Receivables from brokers or dealers and clearing organizations	-		28,655	-		28,655
Accounts receivable	-		13,207	-		13,207
Trading memberships	-		993	-		993
	$ -	$	48,523	$ -	$	48,523
Liabilities:						
Payables to brokers or dealers and clearing organizations	$ -	$	7,502	-	$	7,502
Payables to customers	-		10,528	-		10,528
	$	$	18,030	$	$	18,030

7.   RECEIVABLES FROM AND PAYABLES TO BROKERS OR DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers or dealers and clearing organizations are comprised of the following:

	Receivable		Payable
Commissions	$ 10,434	$	-
Fails to deliver	15,652		-
Fails to receive	-		5,573
Clearing organizations	2,374		626
Trades pending settlement, net	192		-
Other	2		1,303
	$ 28,655	$	7,502

8.   ACCOUNTS RECEIVABLE

Accounts receivable is comprised of the following:

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019 (Dollars in Thousands)

	Receivable
Brokerage commissions (net of allowance of $882) $	13,139
Fail to deliver-customer	68
$	13,207

9. GOODWILL

The Company performed its annual impairment test as of December 31, 2019. The Company assessed the impact of the current economic environment on the value of goodwill for its reporting unit and determined that no impairment existed as of December 31, 2019.

10. RELATED PARTY TRANSACTIONS

Amounts due from and due to affiliates principally represent intercompany advances, commission revenues earned and execution fees incurred on behalf of each other and are comprised as follows:

	Due from affiliates	Due to affiliates
TPIAHI	$ -	$ 12,159
Tullett Prebon (Securities) Ltd	5,046	-
TPAC	222	-
ICAP Energy LLC	145	-
tpSEF Inc.	-	55
Tullett Prebon Information Inc.	3	-
Tullett Prebon (Hong Kong) Ltd	-	15
COEX Partners Inc	-	300
TP ICAP Group Services Ltd	-	15
ICAP Services North America LLC	-	3
Tullett Prebon (Australia) Pty Ltd	13	-
ICAP Corporates LLC	-	33
ICAP Management Services Limited	0	-
Exco Noonan Pension LLC	-	5
Atlas Physical Grains LLC	0	
	$ 5,430	$ 12,585

Due from affiliates represent receivables in the normal course of business which are non-interest bearing and payable on demand. Due to affiliates represent payables in the normal course of business, which are non-interest bearing and payable on demand.

TULLETT PREBON FINANCIAL SERVICES LLC

**NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019 (Dollars in Thousands)**

During the year the Company issued a $15,000 promissory note with TPIAHI to provide funding for the settlement of corporate bonds and municipal securities. In November the Company repaid the sum of the promissory note and interest expense incurred.

11. PAYABLES TO CUSTOMERS

Amounts payable to customers are comprised of the following:

	Payable
Fails to receive	$ 10,142
Soft dollars	385
	$ 10,528

12. INCOME TAXES

The Company had a U.S. federal and state net deferred tax liabilities of $1,031 as of December 31, 2019. Deferred income taxes reflect the net tax effect of temporary differences between the financial reporting and tax basis of assets and liabilities.

Net deferred tax liabilities at December 31, 2019 are comprised of the following:

Deferred tax assets:	
Bad Debt	$ 253
Bonus	539
Total deferred tax assets	792
Deferred tax liabilities	
Incentive contract payments	(1,823)
Other Provisions	-
Total deferred tax liabilities	(1,823)
Net deferred tax liabilities	(1,031)
Valuation allowance	-
	$ (1,031)

The Company follows accounting guidance under ASC 740 which clarifies the accounting for uncertainty in income taxes recognized in the accompanying statement of financial condition. As of December 31, 2019, the Company has not accrued any unrecognized tax benefits in the statement of financial condition.

TULLETT PREBON FINANCIAL SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019 (Dollars in Thousands)

The Group is required to assess the likelihood that deferred tax assets will be realized using a more-likely-than-not criteria. To the extent this criteria is not met, the Group is required to establish a valuation allowance against the deferred tax assets. The Group believes it did meet the more-likely-than-not criteria and therefore did not record a valuation allowance at December 31, 2019.

Through its inclusion in the consolidated federal return filed by its ultimate U.S. parent TPIAHI, the significant jurisdictions which remain open for audit are U.S. Federal and New Jersey for tax years 2014 and after and New York for tax years 2013 and after.

13. REGULATORY REQUIREMENTS

As a broker-dealer registered with the SEC and a member of the NFA, the Company is subject to Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and Rule 1.17 of the CFTC, which specifies uniform minimum net capital requirements. At December 31, 2019, the Company had net capital of $38,362 which was $38,112 in excess of the minimum SEC and NFA net capital requirement of $250. The Company does hold customer funds and operates pursuant to SEC Rule 15c3-3 (the Customer Protection Rule). Customer funds represent RVP/DVP fails, money differences, accounts receivable credits and abandoned property. The Company does not custody customer collateral.

14. EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) profit sharing plan (the "Plan") covering substantially all of its employees. All employees who participate are allowed to contribute a portion of their earnings into a deferred retirement account up to limits established by the Internal Revenue Code. On a discretionary basis, the Company matches a portion of all eligible employee contributions not to exceed a certain limit.

15. COMMITMENTS AND CONTINGENCIES

Litigation—In the ordinary course of business, various legal actions are brought and are pending or threatened against the Company. In some of these actions, substantial amounts are claimed. The Company is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Company's business, judgments, settlements, fines, penalties, injunctions or other relief.

In October 2019, the Company received $11,483 in connection with the entry of judgment of an arbitral award against a competitor and a former employee. The Company did not accrue the settlement amount in prior periods as it was uncertain that the proceeds would definitively be received. .

Guarantees— In the normal course of business, the Company may enter into principal transactions that contain various guarantees and indemnities including transactions where it executes through a correspondent clearing broker on a fully disclosed basis. If the principal transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction.

TULLETT PREBON FINANCIAL SERVICES LLC

**NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019 (Dollars in Thousands)**

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the correspondent clearing broker has the right to charge the Company for any economic loss incurred in executing all trades through the clearing firm, the Company believes that there is no estimable amount assignable to its obligations pursuant to this right as any such obligation would be based on the future non-performance by one or more counterparties. Accordingly, at December 31, 2019, the Company has recorded no liabilities with respect to these obligations.

Commitments— As a member of the Mortgage Backed Securities Division ("MBSD") of the Fixed Income Clearing Corp ("FICC"), the Company participates in the Capped Contingency Liquidity Facility ("CCLF"). The CCLF creates overnight repos between the FICC and each of its solvent firms so that, if a firm fails, the funding to offset its portfolio would be sourced across FICC's membership rather than dependent on an expensive, long-term line of credit. As of December 31, 2019, the Company's commitment to the CCLF was$23,396 of which no utilization had occurred. This amount is calculated by FICC based on membership size and volumes and may fluctuate significantly.

The Company has access to a 270,000 GBP revolving credit facility through its main United Kingdom parent. This revolving credit facility includes a $100,000 USD committed daily Swing line facility which can be drawn directly by the Company and utilized to satisfy collateral and margin requirements with clearing organizations. The remaining GBP revolving credit facility balance can be drawn by the United Kingdom parent and sent to the Company to be used for general corporate purposes (including satisfying collateral or margin requirements). The revolving credit facility matures on April 2, 2020. Additionally, the Company has direct access to a $75,000 USD overdraft facility with a major financial institution. As of December 31, 2019 the Company had not drawn down on the revolving credit facility.

16. MARKET AND CREDIT RISKS

The Company's brokerage activities include execution and clearance in U.S. government securities, U.S. government agency securities, mortgage-backed securities, municipal bonds, equity securities, corporate bonds and other financial instruments. Substantially all transactions are executed on a matched principal basis, as defined by FINRA, for undisclosed principals and settle within the prescribed time frames established under industry practices for these securities. Additionally, the Company has a policy of reviewing, on an ongoing basis, the credit standing of its counterparties.

The Company may be exposed to off-balance-sheet credit risk from transactions which do not settle through the Government Securities Division ("GSD") or MBSD. GSD and MBSD help minimize the Company's credit risk exposure to its counterparties by maintaining margin requirements and minimum credit standards for all members. The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may then be obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction. The contractual amount of unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2019 was $3,909,143 and $3,909,334 respectively. Settlement of the Company's open securities transactions did not have a material effect on the Company's statement of financial condition.

TULLETT PREBON FINANCIAL SERVICES LLC

17. **MEMBER'S INTEREST**

With the exception of compliance with regulatory rules, there are no restrictions on the Company's ability to make distributions to the member.

18. **SUBSEQUENT EVENTS**

The Company evaluated subsequent events through the date the statement of financial condition was available to be issued, which was February 28, 2020. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustments to, or disclosure in the statement of financial condition other than disclosed herein.

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